UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ______________ to _________________
Commission file number 001-38477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Steak n Shake 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIGLARI HOLDINGS INC. 17802 IH 10 West, Suite 400 San Antonio, Texas 78257

The Steak n Shake
401(k) Savings Plan

Employer ID No.: 35-1604308 Plan #: 001

Financial Statements as of December 31, 2017 and 2016,
and for the Year Ended December 31, 2017, Supplemental
Schedules as of and for the Year Ended December 31, 2017,
and Report of Independent Registered Public Accounting Firm

THE STEAK N SHAKE 401(k) savings PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Participants and Plan Administrator of The Steak n Shake 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Steak n Shake 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules, as listed in the table of contents, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana

June 29, 2018

We have served as the Plan’s auditor since 2009.

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016

ASSETS:
Investments - at fair value:
Money market funds	$4,369,543	$4,431,855
Mutual funds	18,668,368	15,903,127
Common stock	464,957	500,646

Total investments	23,502,868	20,835,628

Receivables:
Notes receivable from participants	223,540	181,339
Participant contributions	4,073	1,852
Employer contributions	331	574

Total receivables	227,944	183,765

Total assets	23,730,812	21,019,393

LIABILITIES:
Excess contributions payable	27,810	10,684
Accrued administrative expenses	30,952	2,205

Total liabilities	58,762	12,889

NET ASSETS AVAILABLE FOR BENEFITS	$23,672,050	$21,006,504

See notes to financial statements.

2

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

ADDITIONS:
Contributions:
Participant contributions	$1,468,289
Employer contributions	186,332
Rollovers	87,476

Total contributions	1,742,097

Investment income:
Net appreciation in fair value of investments	2,391,358
Interest and dividends	401,953

Total investment income	2,793,311

Interest income on notes receivable from participants	6,771

Total additions	4,542,179

DEDUCTIONS:
Benefits paid to participants	1,755,176
Administrative expenses	121,457

Total deductions	1,876,633

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,665,546

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,006,504

End of year	$23,672,050

See notes to financial statements.

3

 THE STEAK N SHAKE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF December 31, 2017 and 2016 AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.	DESCRIPTION OF THE PLAN

The following description of The Steak n Shake 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions. The Plan was established effective September 28, 1953, restated in its entirety as of January 1, 2015 and amended as of April 1, 2016 to remove minimum service requirements for participant contributions.

General — The Plan is a defined contribution plan covering substantially all employees of Steak n Shake Inc. (the “Company”) and its divisions, subsidiaries, or affiliated companies upon attaining age 21. The Company is a subsidiary of Biglari Holdings Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The trustee of the Plan for the year ended December 31, 2017 was TD Ameritrade Trust Company. On June 4, 2018, the Plan’s sponsor entered into an agreement to transition to Wells Fargo as the Plan’s trustee and recordkeeper.

Contributions — Participants may make voluntary contributions up to 60% of their before-tax annual compensation, as defined in the Plan. The contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code”).

The Company may make a discretionary contribution from net profits of Steak n Shake Inc., as defined in the Plan agreement, in such amounts as may be determined by the Company’s Board of Directors. During 2017, the Company chose not to make a discretionary contribution from net profits. The Company may also make a discretionary matching contribution for participants that have met a service requirement of one year of service (1,000 hours). Discretionary matching contributions were made during 2017.

Participants direct the investment of their contributions into various investment options offered by the Plan, including Biglari Holdings Inc. common stock. Any Company discretionary contributions are allocated based on the participant’s investment options. All amounts in participant accounts are participant-directed.

Participants of the Plan may not contribute to or reallocate their funds to the Biglari Holdings Inc. common stock if, at the time of such transfer, Biglari Holdings Inc. common stock constitutes more than 50% of the participant’s account balance.

Rollovers from Other Qualified Employer Plans — The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in rollovers within the accompanying statement of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are vested in employer discretionary contributions and any earnings thereon based on total years of service in accordance with the following schedule:

Number of Years of	Vested
Continuous Service	Percentage

Less than 2	- %
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits — On termination of service due to death, disability, or retirement, a participant will automatically become 100% vested in his or her account and may receive a lump-sum distribution equal to the value of the account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the amount payable under the Plan to any participant is less than or equal to $1,000, the benefits will be paid as a lump-sum distribution. The Plan also offers voluntary withdrawals from rollover contributions and financial hardship withdrawals, subject to Plan provisions.

Forfeitures — Amounts forfeited by participants are first used to reduce future employer contributions payable under the Plan. Any remaining amounts are used to pay administrative expenses. As of December 31, 2017 and 2016, nonvested forfeited accounts totaled $278 and $0, respectively. During the year ended December 31, 2017, the Plan used forfeitures of $24,150 to offset employer contributions and no amounts to offset administrative expenses.

Notes Receivable from Participants — The Plan allows for participant loans for hardship purposes. The requested loan amount cannot be less than $1,000; in addition, the amount borrowed cannot exceed the lesser of (1) 50% of the participant’s total vested account balance, or (2) $50,000 less the highest outstanding loan balance on the last 12 months. The outstanding loans are secured by the balance in the participant’s account and bear interest at a fixed rate. As of December 31, 2017, loans mature through August 21, 2024, and bear interest at rates of 4.25% to 5.25%. Interest rates are fixed at 1% plus the current national prime rate on the date the loan applications are requested. Principal and interest are paid through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared using the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (GAAP).

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of Code limits.

5

Investment Valuation and Income Recognition — Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis. Interest income is recorded as earned and dividend income is recorded on the date of declaration. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties — The Plan provides for investments in money market funds, mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

New Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement for reporting entities to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are measured at fair value using the net asset value per share practical expedient.  This update is effective for fiscal periods beginning after December 15, 2016.  The Plan believes there was no material impact of this guidance upon adoption.

3.	Fair value measurements

ASU 2015-07 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2017 and 2016.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

6

Money market funds are valued at $1.00 per share, their stated value at year end.

Biglari Holdings Inc. common stock, which is registered on the New York Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016.

	2017
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$13,694,155	$—	$—	$13,694,155
Equity	4,698,490	—	—	4,698,490
Fixed income	259,537	—	16,186	275,723

	18,652,182	—	16,186	18,668,368

Money market funds	—	4,369,543	—	4,369,543
Common stock	464,957	—	—	464,957

Total investments	$19,117,139	$4,369,543	$16,186	$23,502,868

	2016
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$11,598,123	$—	$—	$11,598,123
Equity	4,062,271	—	—	4,062,271
Fixed income	184,057	—	58,676	242,733

	15,844,451	—	58,676	15,903,127

Money market funds	—	4,431,855	—	4,431,855
Common stock	500,646	—	—	500,646

Total investments	$16,345,097	$4,431,855	$58,676	$20,835,628

The Plan’s policy is to recognize transfers between levels at the actual date of the event. For the year ended December 31, 2016, $58,676 of fixed income mutual funds were transferred from level 1 to level 3. There were no transfers in or out of levels 1, 2, or 3 for the year ended December 31, 2017.

7

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market investments sponsored by TD Ameritrade Trust Company. TD Ameritrade Trust Company is the trustee of the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

At December 31, 2017 and 2016, the Plan held 1,122 and 1,058 shares, respectively, of Biglari Holdings Inc. common stock, with a cost basis of $511,246 and $356,542, respectively.

5.	Plan termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become fully vested in their account.

6.	federal income TAX STATUS

The Company has received a favorable determination letter dated August 23, 2011, from the Internal Revenue Service stating that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal or state taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

8

7.	nONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted certain participant contributions to the trustee later than required by Department of Labor (DOL) Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

For the year ended December 31, 2017
Date of Participant Contribution	Date Company Remitted to Trustee	Participant Contributions

2/1/2017	2/6/2017	$55,964
2/15/2017	2/22/2017	62,550
7/19/2017	7/25/2017	57,961
8/2/2017	8/14/2017	56,787
9/27/2017	10/2/2017	54,580
10/11/2017	10/26/2017	54,032
11/22/2017	12/8/2017	64,865
12/22/2017	1/3/2018	2,230
		$408,969

******

9

SUPPLEMENTAL SCHEDULES

10

THE STEAK N SHAKE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)	EIN#: 35-1604308
AS OF DECEMBER 31, 2017		Plan #: 001

	Description of Investment
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Fair
Lessor or Similar Party	Par or Maturity Value	Value

Money market funds:
Fidelity Investments	Fidelity Government Money Market	$4,351,057
* TD Ameritrade	TD Bank USA MMDA	18,486

Total money market funds		4,369,543

Mutual funds:
Longleaf Partners	Longleaf Partners International Fund	1,019,209
Pimco	Pimco Pacific Investment Short Term Fund Institutional	125,645
SEI	SEI High Yield Bond A	133,892
Third Avenue	Third Avenue Focused Credit Fund Institutional	16,186
Vanguard	Vanguard Index Trust — 500 Portfolio	3,679,281
Vanguard	Vanguard Target Retirement 2015 Fund	281,111
Vanguard	Vanguard Target Retirement 2020 Fund	1,223,846
Vanguard	Vanguard Target Retirement 2025 Fund	954,049
Vanguard	Vanguard Target Retirement 2030 Fund	1,732,271
Vanguard	Vanguard Target Retirement 2035 Fund	1,543,830
Vanguard	Vanguard Target Retirement 2040 Fund	1,958,115
Vanguard	Vanguard Target Retirement 2045 Fund	521,506
Vanguard	Vanguard Target Retirement 2050 Fund	1,354,820
Vanguard	Vanguard Target Retirement Income Fund	403,742
Vanguard	Vanguard U.S. Value Fund	3,720,865

Total mutual funds		18,668,368

* Common stock - Biglari Holdings Inc.	Biglari Holdings Inc. Common Stock	464,957

Notes receivable from participants -
* Various plan participants	Participant loans, with interest rates
	of 4.25% to 5.25% and maturing at various
	dates through August 21, 2024	223,540

TOTAL		$23,726,408

* Denotes a party-in-interest

11

THE STEAK N SHAKE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
					EIN#: 35-1604308
FOR THE YEAR ENDED DECEMBER 31, 2017						Pan #: 001

					Current Value
Identity of					of Asset on
Party	Description	Purchase	Selling	Cost of	Transaction	Net gain
Involved	of asset	Price	Price	Asset	Date	or (loss)

Single Transaction:
Fidelity	Fidelity Retirement	$—	$1.00	$4,534,929	$4,534,929	$—
	Money Market

Fidelity	Fidelity Government	$1.00	$—	$4,534,929	$4,534,929	$—
	Money Market

12

THE STEAK N SHAKE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS
EIN#: 35-1604308
FOR THE YEAR ENDED DECEMBER 31, 2017	Plan #:001

	Total That Constitute Nonexempt Prohibited
	Transactions			Total Fully
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected under VFCP and PTE 2002-51

Check here (X) if late participant loan contributions are included

2017 participant contribution transferred late to the Plan	$—	$408,969	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm

13

SIGNATURES

The Plan.                      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Steak n Shake 401(k) Savings Plan

By:	/s/ Duane Geiger
Duane Geiger, on behalf of Steak n Shake Inc. the Plan Sponsor

Date:  June 29, 2018

14

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

15